FIERA CAPITAL SERIES TRUST
EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

THIS EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT is made as of the 10th day of May, 2022 by and between Fiera Capital Series Trust (the "Trust"), on behalf of its series known as Fiera Capital Small/Mid-Cap Growth Fund (the “Fund”) and Fiera Capital Inc. (the "Adviser"):

WITNESSETH:

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end, management investment company; and

WHEREAS, the Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, and has been retained by the Trust to serve as the investment adviser of the Fund pursuant to an agreement dated September 13, 2017 (the "Advisory Agreement");

NOW, THEREFORE, the parties hereto agree as follows:

1. The Adviser (or an affiliate of the Adviser) agrees to pay or absorb Covered Expenses (as defined in Section 2 below) of the Fund to the extent necessary so that the total expense ratio (as calculated in the Fund’s prospectus) of: (i) the Fund’s Institutional Class shares does not exceed 1.05% of the average daily net assets for the Institutional Class shares; and (ii) the Fund’s Investor Class shares does not exceed 1.30% of the average daily net assets for the Investor Class shares, respectively (the " Expense Limitation"). The Expense Limitation shall remain in effect until October 31, 2023 unless sooner terminated or changed by the Board of Trustees (the “Board”).

2. "Covered Expenses" include all organization and offering expenses and all expenses incurred directly by the Fund that are required to be included as an expense in the Fund's Form N-1A Fee Table, but exclude: taxes (including foreign transaction taxes), distribution fees, expenses associated with investment in other pooled investment vehicles (including exchange traded funds and other affiliated and unaffiliated funds), distribution fees, transaction costs and brokerage commissions, costs related to any securities lending program, dividend and interest expenses associated with securities sold short, inverse floater program fees and expenses, transaction charges and interest on borrowed money, interest, extraordinary expenses, and any other expenses the exclusion of which may from time to time be deemed appropriate as an excludable expense and specifically approved by the Board.

3. This Agreement will remain in effect through October 31, 2023, unless sooner terminated at the sole discretion of the Board. This Agreement will terminate automatically upon the termination of the Advisory Agreement unless a new Advisory Agreement with the Adviser (or an affiliate of the Adviser) to replace the terminated agreement becomes effective upon such termination.

4. In consideration of the Adviser's agreement to limit the Fund's expenses, the Adviser may recoup amounts waived or reimbursed pursuant to this Agreement for a period not to exceed three years from the time in which they were waived or reimbursed (the “Three Year Limitation”).  In addition, the Adviser may recoup amounts waived or reimbursed by it pursuant to the expense limitation agreement between the Adviser and Apexcm Small/Mid-Cap Growth Fund, the Fund’s predecessor (the “Predecessor Fund”) that had been in effect prior to the reorganization of the Predecessor Fund into the Fund. Recoupment, in any case, will be subject to the Three Year Limitation and will be made only to the extent it does not cause the Fund's or the Predecessor Fund’s, as applicable, ordinary operating expenses to exceed: (1) the Expense Limitation in effect at the time the expense was paid or absorbed; and (2) the Expense Limitation in effect at the time of recapture.

5. This Agreement shall terminate in the event the Adviser (or an affiliate of the Adviser) terminates the Advisory Agreement without the consent of the Fund (other than a termination resulting from an "assignment," as defined by the 1940 Act and the rules thereunder, of the Advisory Agreement). If this Agreement is terminated by the Fund or if this Agreement terminates because the Fund terminates or fails to renew for any additional term the Advisory Agreement, the Fund agrees to reimburse any remaining Excess Operating Expenses not previously reimbursed, such reimbursement to be made to the Adviser not later than 30 days after the termination of this Agreement and without regard to the Expense Limitation.

6. This Agreement shall be construed in accordance with the laws of the state of New York and the applicable provisions of the 1940 Act. To the extent the applicable law of the State of New York, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control.

7. This Agreement constitutes the entire agreement between the parties hereto with respect to the matters described herein.

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the day and year first above written.

FIERA CAPITAL SERIES TRUST

By:	/s/ Michael Quigley
Name:	Michael Quigley
Title:	Chief Executive Officer

FIERA CAPITAL INC.

By:	/s/ Stephen McShea
Name:	Stephen McShea
Title:	General Counsel